UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

Commission File Number: 001-37669

Nomad Foods Limited

(Translation of registrant’s name in English)

No. 5 New Square

Bedfont Lakes Business Park

Feltham, Middlesex TW14 8HA

+ (44) 208 918 3200

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

2017 Annual Meeting of Shareholders

On May 17, 2017, Nomad Foods Limited (the “Company”) announced that it would hold its 2017 annual meeting of shareholders on June 19, 2017 and informed shareholders regarding the availability of its 2016 annual report. A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

Attached hereto as Exhibit 99.2 is a copy of the Company’s proxy statement and form of proxy for its 2017 annual meeting of shareholders, which was first distributed to shareholders on or about May 17, 2017. This report on Form 6-K and, with respect to (i) below, the report on Form 6-K filed with the Securities and Exchange Commission (the “Commission”) on May 3, 2017 and its related exhibits are, except as specifically stated therein, incorporated by reference into the registration statements on (i) Form S-8 filed with the Commission on May 3, 2016 (File No. 333-211095) and (ii) Form F-3, initially filed with the Commission on March 30, 2017 and declared effective on May 2, 2017 (File No. 333-217044).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMAD FOODS LIMITED

By:	/s/ Paul Kenyon
Name:	Paul Kenyon
Title:	Chief Financial Officer

Dated: May 17, 2017

Exhibit Index

Exhibit Number	Exhibit Title

99.1	Press Release issued by Nomad Foods Limited on May 17, 2017 announcing the date of its 2017 annual meeting of shareholders and the availability of its 2016 annual report.

99.2	Proxy statement and form of proxy for the 2017 annual meeting of shareholders of Nomad Foods Limited.